Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704 1992	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: SkyWest Inc
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SkyWest Inc (SKYW)
Vote Yes: Item #5 – Respect for Freedom of Association and Collective Bargaining

Annual Meeting: May 7, 2024

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board adopt and disclose a Non-Interference Policy upholding the rights to freedom of association and collective bargaining in its operations, as reflected in the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work.

Supporting Statement: The Policy should contain commitments to:

●	Non-interference when employees exercise their right to form or join a trade union, including prohibiting SkyWest from undermining this right or pressuring employees seeking to form or join a company-hosted organization intended to represent employees;
●	Good faith and timely collective bargaining if employees form or join a trade union;
●	Where national or local law is silent or differs from international human rights standards, following the higher standard;
●	Processes to identify, prevent, account for, and remedy any practices that violate or are inconsistent with the Policy.

SUMMARY

Freedom of association and collective bargaining are fundamental human rights under internationally recognized human rights frameworks including the Fundamental Principles and the United Nations’ Universal Declaration of Human Rights. According to the International Labour Organization’s (ILO), “Freedom of association refers to the right of workers . . . to create and join organizations of their choice freely and without fear of reprisal or interference [emphasis added].”1

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1 https://www.ilo.org/actrav/events/WCMS_315488/lang--en/index.htm

2024 Proxy Memo SkyWest Inc | Respect for Freedom of Association and Collective Bargaining

Freedom of association and collective bargaining can enhance shareholder value through improved health and safety;2 increased productivity;3 encouraging workforce training and skills development;4 promoting diversity, equity, and inclusion;5 and strengthening human rights due diligence.6 A strong positive relationship with labor also helps to protect SkyWest’s reputation and brand, as recent polls have found that 55-71% of Americans say that labor unions have a positive impact on the country.7

RATIONALE FOR A YES VOTE

1.	A comprehensive labor rights policy will help SkyWest operationalize its commitments to international labor rights standards.

2.	Public support for employee unionization and respecting fundamental labor rights is growing.

3.	SkyWest’s interference with union organizing efforts undermines business success.

DISCUSSION

1.	A comprehensive labor rights policy can help SkyWest operationalize its commitments to international labor rights standards.

SkyWest’s Board states, in opposition to this proposal, that “...nowhere does the proposal define or identify which international human rights standards it intends to apply.”8 However, the proposal references the International Labour Organization’s (ILO) Declaration on Fundamental Principles and Rights at Work.

The ILO, created in 1919 as part of the Treaty of Versailles, is a specialized agency of the United Nations. It formulates international policies to promote “basic human rights, improve working and living conditions, and enhance employment opportunities.”9 Its Declaration on Fundamental Principles and Rights at Work calls for:

•	Freedom of association and the effective recognition of the right to collective bargaining;
•	The elimination of all forms of forced or compulsory labor;
•	The effective abolition of child labor;
•	The elimination of discrimination in respect of employment and occupation; and
•	A safe and healthy working environment.[10]

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2 https://www.ipa-involve.com/involvement-and-productivity-the-missing-piece-of-the-puzzle

3 https://doi.org/10.1093/ej/ueaa048; https://www.ipa-involve.com/involvement-and-productivity-the-missing-piece-of-the-puzzle

4 https://www.oecd-ilibrary.org/employment/negotiating-our-way-up_1fd2da34-en

5 https://www.ipa-involve.com/involvement-and-productivity-the-missing-piece-of-the-puzzle

6 https://www.theglobaldeal.com/resources/The%20Business%20Case%20for%20Social%20Dialogue_FINAL.pdf

7 https://www.pewresearch.org/politics/2024/02/01/labor-unions/; https://news.gallup.com/poll/510281/unions-strengthening.aspx

8 https://www.sec.gov/ix?doc=/Archives/edgar/data/793733/000155837024003939/skyw-20240507xdef14a.htm

9 https://www.ilo.org/declaration/lang--en/index.htm#:~:text=The%20ILO%20Declaration%20on%20Fundamental%20Principles%20and%20Rights,are%20vital%20to%20our%
20social%20and%20economic%20lives

10 https://www.ilo.org/declaration/lang--en/index.htm#:~:text=The%20ILO%20Declaration%20on%20Fundamental%20Principles%20and%20Rights,are%20vital%20to%20our%
20social%20and%20economic%20lives

2024 Proxy Memo SkyWest Inc | Respect for Freedom of Association and Collective Bargaining

The ILO Committee on Freedom of Association has declared: “All appropriate measures should be taken to guarantee that, irrespective of trade union affiliation, trade union rights can be exercised in normal conditions with respect for basic human rights and in a climate free of violence, pressure, fear and threats of any kind.”11 It also states that, “Workers shall have the right to join organizations of their own choosing without any interference from the employer.”12

In its online document “Our Commitment to Human Rights,” SkyWest stated its support for the ILO Declaration on Fundamental Principles and Rights at Work, the core Conventions of the ILO, the UN Guiding Principles on Business and Human Rights (UNGPs), the OECD Guidelines for Multinational Enterprises, and the UN Universal Declaration of Human Rights.13

The proposal’s request for a Non-Interference and Collective Bargaining Policy (the Policy) conforms with these international standards. The Policy helps define the Company’s commitment to respect freedom of association and collective bargaining rights and offers practical guidance for compliance.

In its opposition statement, SkyWest argues that it complies with U.S. law and therefore doesn’t need a more comprehensive policy. However, viewing these fundamental rights only under the lens of local law is inadequate, as these international standards can be more stringent than local law. The ILO Committee on Freedom of Association has found numerous examples of U.S. labor law that falls short of ILO standards.14

According to the United Nations High Commissioner for Human Rights, “…where national laws and regulations offer a level of human rights protection that falls short of internationally recognized human rights standards, enterprises should operate to the higher standard.”15 The OECD echoes this point with respect to its Guidelines for Multinational Enterprises on Responsible Business Conduct:

[I]n countries where domestic laws and regulations conflict with the principles and standards of the Guidelines, enterprises should seek ways to honour such principles and standards to the fullest extent which does not place them in violation of domestic law.16

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11 https://www.ilo.org/dyn/normlex/en/f?p=NORMLEXPUB:70002:0::NO:70002:P70002_HIER_ELEMENT_ID,P70002_HIER_LEVEL:3942675,1

12 https://www.ilo.org/wcmsp5/groups/public/---ed_norm/---normes/documents/publication/wcms_632659.pdf, p. 233

13 https://inc.skywest.com/assets/Uploads/Inc.-Human-Rights-Statement-2023.pdf

14 See ILO Committee on Freedom of Association, Case No. 1543, Report No. 278 (June 1991); Case No. 1523, Report No. 284 (November 1991); Case No. 2227, Report No. 332 (November 2003); Case No. 2292, Report No. 343 (November 2006); Case No 2460, Report No. 344 (March 2007); and Case No. 2524, 292, Report No. 349 (March 2008)

15 https://www.ohchr.org/sites/default/files/documents/issues/business/bhr-in-challenging-contexts.pdf, p. 6

16 https://www.oecd-ilibrary.org/finance-and-investment/oecd-guidelines-for-multinational-enterprises-on-responsible-business-conduct_81f92357-en

2024 Proxy Memo SkyWest Inc | Respect for Freedom of Association and Collective Bargaining

2.	Investor and public support for employee unionization and respecting fundamental labor rights is growing.

A 2023 Gallup poll found that 67% of Americans approve of labor unions.17 The American Federation of Labor and Congress of Industrial Organization (AFL-CIO) also found that 71% of Americans support unions, with that support increasing within younger generations, with 88% of voters under 30 supporting unions18

Many labor unions that had lost steam are now being reinvigorated, in large part because of the United Auto Workers’ strike last year that established new contract deals for unionized employees at three large automakers General Motors, Ford, and Stellantis. For the U.S. Department of Labor, unions “improve the well-being of workers and support the mission of the U.S. Department of Labor in many ways – by improving job security and benefits, strengthening labor-management partnerships and advocating for safer workplaces.”19

3.	SkyWest’s interference with union organizing efforts undermines business success.

The SkyWest InFlight Association (SIA) is a company-sponsored organization, yet it is the sole bargaining representative for the Company’s flight attendants.20 Almost 90% of SkyWest employees are represented by in-house labor associations and, according to SkyWest, there are no employees currently represented by an outside union.21

SIA, as a “company union” for SkyWest, creates legal and brand risk for the Company. This includes negative attention to the Company. For example, Bernie Sanders tweeted that, “Creating company unions are an illegal union busting tactic,” and that SkyWest should “Follow the law!”22

It is believed that management has informed SkyWest flight attendants that they cannot discuss unions or share union literature in crew rooms, including non-work areas. In contrast, it has been conveyed to the proponents that SkyWest, through SIA, has sponsored “pop-up parties” in crew room areas, offering food while distributing anti-union literature. Management also has placed anti-union literature and posters containing false and misleading information on walls, bulletin boards, and next to employees’ work areas.23 Safety training managers have also included anti-union rhetoric, posters, and literature, in their sessions. 24

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17 https://news.gallup.com/poll/510281/unions-strengthening.aspx

18 https://www.usatoday.com/story/money/2023/08/29/majority-of-americans-support-labor-unions-poll-finds/70713278007/

19 https://blog.dol.gov/2022/09/12/you-have-the-right-to-form-and-join-a-union#:~:text=Unions%20improve%20the%20well-being%20of%20workers%20and%
20support,than%20their%20nonunion%20counterparts%20and%20enjoy%20better%20benefits

20 https://www.paddleyourownkanoo.com/2023/10/12/flight-attendant-union-sues-airline-that-works-for-aa-delta-and-united-over-extraordinary-violations-of-labor-law/

21 https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/793733/000155837024001237/skyw-20231231x10k.htm

22 https://twitter.com/BernieSanders/status/1715357837017141546

23 https://www.ooitstime.com/anti-union-campaign

24 https://www.ooitstime.com/anti-union-campaign

2024 Proxy Memo SkyWest Inc | Respect for Freedom of Association and Collective Bargaining

Concerningly, there have been reports of SkyWest calling airport police to threaten to eject flight attendants from the airport for carrying on private conversations with colleagues about unionizing.25

The Company has fired two flight attendants who were seeking to organize a labor campaign to have union representation that is independent of SkyWest’s management. One of these flight attendants was with SkyWest for 24 years prior to her termination which was approximately two years after she began contributing to the union organizing drive. SkyWest has denied allegations that the firings were retaliatory.26 The Company is currently being sued over the illegal termination claims.27

Failure by SkyWest to align its response to workers’ unionization efforts with international labor standards exposes shareholders to material risk which could negatively impact long-term value if left unaddressed. Independent research has shown that the presence of unions correlates positively with low turnover, improved diversity, investment in training, and low levels of legal and regulatory violations.28

Moreover, should SkyWest’s brand be linked to anti-union rhetoric, it risks losing customers. According to a survey conducted by Marketing Brew and Harris Poll, 42% of Americans reported that they are less likely to shop at a company that attempts to stop its employees from unionizing and 41% of Americans reported the same of a company with a union on strike.29

CONCLUSION

A “yes” vote is warranted. Investors should encourage SkyWest to adopt and disclose a Non-Interference Policy.

Vote “Yes” on this Shareholder Proposal 5

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

_____________________________

25 https://www.ooitstime.com/anti-union-campaign

26 https://www.theguardian.com/us-news/2023/oct/02/flight-attendants-skywest-anti-union

27 https://www.msn.com/en-us/travel/news/skywest-airlines-sued-by-flight-attendant-union-over-illegal-termination-claims/ar-AA1i79W9

28 https://www.blackrock.com/corporate/literature/whitepaper/the-making-of-long-term-capitalism.pdf; Marina Severinovsky, The Value of Human Capital for Investors, Schroders, December 2022, pgs. 14-15; https://www.piie.com/blogs/realtime-economic-issues-watch/higher-wages-low-income-workers-lead-higher-productivity; https://www.trilliuminvest.com/news-views/the-investor-case-for-supporting-worker-organizing-rights; https://www.workerscapital.org/our-resources/shared-prosperity-the-investor-case-for-freedom-of-association-and-collective-bargaining/

29 https://www.marketingbrew.com/stories/2022/02/22/anti-union-stances-can-affect-brand-sentiment-study-shows

2024 Proxy Memo SkyWest Inc | Respect for Freedom of Association and Collective Bargaining

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